SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549
                                 --------------
                                 SCHEDULE 13D/A
                                 (RULE 13D-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13D-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13D-2(a)

                                (Amendment No.2)

                      Citizens First Financial Corporation
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                                (Name of Issuer)
                     COMMON STOCK, PAR VALUE $0.01 PER SHARE
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                         (Title of Class of Securities)
                                    174623108
     -----------------------------------------------------------------------
                                 (CUSIP Number)

                              Marc Weingarten, Esq.
                            SCHULTE, ROTH & ZABEL LLP
                                919 Third Avenue
                            New York, New York 10022
                                 (212) 756-2000
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                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                November 21, 2002
     -----------------------------------------------------------------------
             (Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box |_|. NOTE. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. SEE Rule 13d-7 for other parties to whom copies are to be sent.
--------
1 The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, SEE the NOTES).


                               (page 1 of 5 pages)

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CUSIP No. 174623108                       13D         Page 2 of 5 Pages
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=======================================================================
     1  NAME OF REPORTING PERSONS
        I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                                JANA PARTNERS LLC
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     2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*    (a) |_|

                                                             (b) |_|
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     3  SEC USE ONLY
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     4  SOURCE OF FUNDS*
                                       WC
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     5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
        PURSUANT TO ITEM 2(d) OR 2(e)                            |_|
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     6         CITIZENSHIP OR PLACE OF ORGANIZATION
                                       DELAWARE
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 NUMBER OF         7      SOLE VOTING POWER
   SHARES
BENEFICIALLY                    119,435
  OWNED BY
    EACH
 REPORTING
PERSON WITH    --------------------------------------------------------
                   8      SHARED VOTING POWER
                                       -0-
               --------------------------------------------------------
                   9      SOLE DISPOSITIVE POWER
                                     119,435
               --------------------------------------------------------
                  10      SHARED DISPOSITIVE POWER
                                       -0-
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     11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                     119,435
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     12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES*                                         |_|
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     13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                                      8.1%
-----------------------------------------------------------------------
     14        TYPE OF REPORTING PERSON*
                                       IA
=======================================================================

                      SEE INSTRUCTIONS BEFORE FILLING OUT!*

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CUSIP No. 174623108                       13D         Page 3 of 5 Pages
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The following constitutes Amendment #2 to the Schedule 13D filed by the undersigned (the "Schedule 13D").


Item 3.           Source and Amount of Funds or Other Consideration.
                  -------------------------------------------------

The aggregate purchase price of the 119,435 Shares of Common Stock owned beneficially by JANA Partners LLC is $2,067,067. Such Shares of Common Stock were acquired with investment funds in accounts under management.


Item 5.           Interest in Securities of the Issuer.
                  ------------------------------------

(a) The aggregate percentage of Shares of Common Stock reported owned beneficially by the Reporting Person is based upon 1,465,983 Shares outstanding, which is the total number of Shares of Common Stock outstanding as reported in the Issuer's Quarterly Report on Form 10-Q for the quarter ended September 30, 2002.

As of the close of business on November 21, 2002, JANA Partners LLC beneficially owned 119,035 Shares of Common Stock, constituting approximately 8.1% of the Shares outstanding.

(b) The Reporting Person has sole voting and dispositive powers with respect to the Shares reported herein, which powers are exercised by the Principals. All of such Shares were acquired in open-market transactions.

(c) Schedule A annexed hereto lists all transactions in the Issuer's Common Stock in the last sixty days by the Reporting Person.

(d) No person other than the Reporting Person is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, such Shares of the Common Stock.

(e) Not applicable.

Item 6.   Contracts, Arrangements, Understandings or Relationships With
                  Respect to Securities of the Issuer.
                  ----------------------------------------
Other than as described herein, there are no contracts, arrangements or understandings between the Reporting Person and any other Person, with respect to the securities of the Issuer.


Item 7.           Material to be Filed as Exhibits.
                  --------------------------------

                                None.

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CUSIP No. 174623108                       13D         Page 4 of 5 Pages
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                                   SIGNATURES


After reasonable inquiry and to the best of his knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.


Dated:   November 21, 2002                          JANA PARTNERS LLC


                                           By:  /s/ Barry S. Rosenstein

                                                    -------------------
                                                    Barry S. Rosenstein
                                                    Managing Partner



                                          By:  /s/  Gary Claar

                                                    -------------------
                                                    Gary Claar
                                                    Portfolio Manager

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CUSIP No. 174623108                       13D         Page 5 of 5 Pages
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                                   SCHEDULE A

               Transactions in the Shares During the Past 60 Days
               --------------------------------------------------
 Shares of Common Stock           Price Per                 Date of
       Purchased (Sold)            Share($)             Purchase (Sale)
       -----------                ---------             --------------

                                JANA PARTNERS LLC
                             -----------------------

           1,000                      18.0000               10/09/02
           1,500                      19.3800               11/06/02
           2,900                      19.9797               11/07/02
             400                      19.9925               11/21/02